December 10, 2012

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Northern Lights Fund Trust III, File Nos. 333-178833 and 811-22655

Dear Mr. Grzeskiewicz:

On October 2, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of its series, Persimmon Long/Short Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on November 15, 2012, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked copy of the prospectus is also attached for your convenience.

Prospectus:

Fund Summary

Comment 1.  In footnote 2 to the fee table, the expiration date of the expense limitation arrangement is not provided.  Please confirm supplementally that the date will be at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 2.  In the fee table, no Acquired Fund Fees and Expenses are provided. Please confirm supplementally that the Fund does not expect there to be acquired fund fees and expenses.

Response. The Registrant so confirms.

Comment 3. In the fee table, there is a line item for borrowing interest expense. How will this line item be calculated

Response.  The Registrant has removed the line item from the fee table as it is not applicable.

Comment 4.  In Principal Investment Strategies, please revise the disclosure to clarify the division of responsibility between the adviser and the sub-advisers.

Response. The Registrant has revised the disclosure in the second paragraph as follows:

“The Adviser will monitor the investment activities and businesses of the Sub-Advisers to confirm that the Fund has an overall balance of investments that the Adviser believes is appropriate, but the Adviser will not manage the day-to-day investments of the Sub-Advisers.  The Adviser will allocate 0-30% of the Fund’s net assets to each Sub-Adviser.  The Sub-Advisers will each manage their allocated portion of the Fund’s assets using a long/short strategy; however, they may pursue a variety of Long/Short Equity strategies including, but not limited to: Long/Short Equity – Generalist, Long-Short Equity – Sector Focused, Long-Short Equity - Global/International, Long/Short Equity – Tactical, and Long/Short Equity – Event-Driven.  These strategies may be managed with either a net long bias (net market exposure is generally positive) or a variable bias (net market exposure may be positive or negative).”

Comment 5.  In Principal Investment Strategies, in the second sentence of the second paragraph, please revise the disclosure to clarify what “leverage” means and whether the sub-advisers will only be hedge fund managers.

Response.  The Registrant has revised the disclosure as follows:

“In selecting this combination of complementary Sub-Advisers, the Adviser will use its experienced team and background in selecting long/short equity managers through a careful and thorough due diligence process.”

Comment 6.  In Principal Investment Strategies, move the discussion of the manager of mangers application to the Item 9 disclosure in the statutory prospectus.

Response.  The Registrant has made the revision requested.

Comment 7.  In Principal Investment Strategies, in the second to last paragraph, please revise the disclosure to clarify whether the fixed income securities in which the Fund may invest has any restrictions with respect to duration and/or credit quality.

Response.  The Registrant has revised the disclosure as follows:

“In certain market environments, it may be advantageous for the Fund, to invest in other non-equity security types of investments such as fixed income securities of any duration or credit quality (including, but not limited to, corporate debt, sovereign debt, exchange-traded notes, debt issued by the U.S. Government and its agencies, and high-yield bonds), currencies, forward currency contracts, futures, options and swaps.”

Comment 8. If leverage is expected to be an important strategy for the Fund, please add disclosure in Principal Investment Strategies.  If leverage is not expected to be an important strategy for the Fund, remove the Leverage Risk from Principal Investment Risks.

Response.  The Registrant has removed Leverage Risk from Principal Investment Risks.

Comment 9. Please confirm that the Fund considered the observations in the Barry Miller’s letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus.

Response. The Registrant so confirms.

Additional Information About Principal Investment Strategies and Related Risks

Comment 10. In Principal Investment Risks, there is a risk for Underlying Funds.  Please confirm whether investments in other investment companies is a principal strategy of the Fund.

Response. Investments in ETFs and other investment companies is a principal strategy (and therefore a principal risk) of the Fund as described in the principal investment strategies.

Management

Comment 11.  Because prior performance of the sub-advisers is included, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance.

Response.  The Registrant is relying upon Nicholas-Applegate Mutual Funds (pub. avail. Aug 6, 1996) and each sub-adviser has or will certify that it complies with the conditions of the no-action letter.

Comment 12.  Confirm that the adjustment to the performance information of the similarly managed funds to present them net of the estimated Fund fees and expenses of the Fund will not improve the performance of the similarly managed funds shown in Prior Performance of Similarly Managed Sub-Adviser Funds.

Response.  The Registrant so confirms.

Comment 13.  Confirm the that the similarly managed funds presented in Prior Performance of Similarly Managed Sub-Adviser Funds had substantially similar leverage policies as the Fund.

Response.  The Registrant so confirms.

Frequent Purchases and Redemptions of Fund Shares

Comment 14.  In the third paragraph, it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ THOMPSON HINE LLP